

November 30, 2011

Via E-mail
Mr. Scott R. Mendes
Chief Financial Officer
OurPet's Company
1300 East Street
Fairport Harbor, OH 44077

> **Re:** **OurPet's Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-31279**

Dear Mr. Mendes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 22

Warrants, page 38

1. We note that warrants you issued, including those issued in July 2010 and October 2010, contain anti-dilution provisions. Please tell us the terms of these anti-dilution provisions and explain to us how you account for such warrants and if and how you considered the guidance in FASB ASC 815-40-55-33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief